UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HOME POINT CAPITAL INC.

(Name of Subject Company)

HEISMAN MERGER SUB, INC.

(Offeror)

MR. COOPER GROUP INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.0000000072 per share

(Title of Class of Securities)

43734L 106

(CUSIP Number of Class of Securities)

Carlos M. Pelayo, Esq.

Mr. Cooper Group Inc.

Executive Vice President and Chief Legal Officer

8950 Cypress Waters Blvd

Coppell, TX 75019

(469) 549-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David E. Shapiro, Esq.

Mark F. Veblen, Esq.

Jenna E. Levine, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on May 26, 2023, by Heisman Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Mr. Cooper Group Inc., a Delaware corporation (“Mr. Cooper”), and Mr. Cooper. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0000000072 per share (“Shares”), of Home Point Capital Inc., a Delaware corporation, for $2.33 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to extend the expiration time of the tender offer.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“On June 28, 2023, Mr. Cooper and Purchaser announced an extension of the Expiration Time until 5:00 p.m., Eastern Time, on Friday, July 21, 2023, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on Tuesday, June 27, 2023.

The Depositary has advised Purchaser that, as of 5:00 p.m., Eastern Time, on June 27, 2023, approximately 136,030,882 Shares had been validly tendered into and not validly withdrawn from the tender offer, representing approximately 98.2% of the outstanding Shares.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(H) and incorporated herein by reference.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO.

All references to “5:00 p.m., Eastern Time, on Tuesday, June 27, 2023” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “5:00 p.m., Eastern Time, on Friday, July 21, 2023”.

Items 4 and 11.

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following to the end of the first paragraph of Section 16 — “Certain Legal Matters; Regulatory Approvals—Compliance with the HSR Act” on page 56 of the Offer to Purchase:

“At 11:59 p.m., Eastern Time on June 8, 2023, the applicable waiting period under the HSR Act with respect to the Offer expired. At 11:59 p.m., Eastern Time on June 23, 2023, the applicable waiting period under the HSR Act with respect to the MSR Purchase expired.”

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented by deleting and replacing the third paragraph of Section 16 — “Certain Legal Matters; Regulatory Approvals—Other Regulatory Approvals” on page 57 of the Offer to Purchase with the following:

“As of June 26, 2023, each of the aforementioned federal agencies, state regulatory agencies, or government-sponsored enterprises have received notice regarding the transaction. The state mortgage regulators in Michigan, Missouri, New York and Virginia have either confirmed that each will not require a formal change of control approval of the transaction or have approved the contemplated transaction.”

Item 1.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(H)	Press Release issued by Mr. Cooper Group Inc. on June 28, 2023.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2023

HEISMAN MERGER SUB, INC.

By:	/s/ Kurt Johnson
Name:	Kurt Johnson
Title:	President and Treasurer

MR. COOPER GROUP INC.

By:	/s/ Kurt Johnson
Name:	Kurt Johnson
Title:	Executive Vice President,
Chief Financial Officer